Mail Stop 7010
								February 24, 2006



Salvatore Secreti
Vice President and Chief Financial Officer
CE Franklin LTD
300 5th Avenue S.W. Suite 1900
Calgary, Alberta, Canada T2P 3C4

      Re:	CE Franklin LTD
      Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 1-12570

Dear Mr. Secreti:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Prior Comment 2

1.		We note your proposed modifications to the non-GAAP
measure
you present. Please ensure your revised disclosures address each item outlined in our response to question 8 of the FAQ on non-GAAP measures. Specifically address the limitations associated with eliminating each material recurring item from the non-GAAP performance measure that you present and disclose how management compensates for these limitations. The disclosures regarding the limitations may be similar to the following:
* It does not include interest expense. Because you borrow money to finance your operations, interest expense is a necessary element of your costs and ability to generate revenues. Therefore any performance measure that excludes interest expense has material limitations;
* It does not include income taxes. Because you are required to pay income taxes, they are a necessary element of your costs.
Therefore
any performance measure that excludes income taxes has material limitations;
* It does not include depreciation and amortization. Because you use capital assets, depreciation and amortization are necessary elements of your costs and ability to generate revenue. Therefore any performance measure that excludes depreciation and amortization has material limitations.

Prior Comment 3

2.		In regard to consignment sales, tell us when the risks
and
rewards of ownership of the product and title transfer to the customer.

3.		We note your response that it is not possible to
determine
the impact of consignment sales on net income. It appears to us that the impact should be the amount of gross profit you recorded on consignment sales. To the extent that impact is material to net income, we continue to believe you should revise future filings to include revenue recognition policies for sales and consigned sales that specify when you recognize revenue. Please be advised that we do not believe the disclosures that indicate revenue is recognized when the risks and rewards of ownership of the product and title transfer to the customer adequately specify when revenue is recognized.

Prior Comment 4

4.		We note the supplemental information you provided in
response to prior comment 4 including the management reports. It appears to us that your sales revenue is comprised of two or more significant product lines. Please revise future filings to disclose sales by major product line as required by paragraph 37 of SFAS
131.
In addition, please revise MD&A in future filings to separately disclose and discuss sales and gross profits by product line.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.


	You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Salvatore Secreti
CE Franklin LTD
February 24, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE